FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 4, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (July 29, 2024 – August 2, 2024) on the Fourth Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (July 29, 2024 – August 2, 2024) on the Fourth Tranche of Tenaris Share Buyback Program

Luxembourg, August 4, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Fourth Tranche of the Share Buyback Program announced on June 14, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from July 29 to (and including) August 2, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
29-Jul-2024	MTAA	100,800	14.6109	1,472,779	1.0814	1,592,658
30-Jul-2024	MTAA	103,728	14.5679	1,511,099	1.0805	1,632,747
31-Jul-2024	MTAA	86,000	14.6997	1,264,174	1.0820	1,367,839
01-Aug-2024	CEUX	55,400	13.5307	749,601	1.0792	808,968
01-Aug-2024	MTAA	500,000	13.5418	6,770,900	1.0792	7,307,148
02-Aug-2024	CEUX	199,453	13.4013	2,672,929	1.0923	2,919,641
02-Aug-2024	MTAA	523,375	13.3932	7,009,666	1.0923	7,656,670
		1,568,756	13.6740	21,451,148		23,285,671

From July 29, 2024 to (and including) August 2, 2024, the Company has purchased a total of 1,568,756 ordinary shares for a total consideration of €21,451,148, equivalent to USD23,285,671.

As of August 2, 2024, the Company held in treasury 53,900,466 ordinary shares (including 16,367,003 ordinary shares bought in the second tranche, 18,080,524 ordinary shares bought in the third tranche and 19,452,939 ordinary shares bought in the fourth tranche), equal to 4.6% of the total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.